SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRESIDENTIAL LIFE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

740884104

(CUSIP Number)

Herbert Kurz
511 Gair Street
Piermont, NY 10968
(845) 398-0827

with a copy to:

Daniel E. Stoller, Esq.
Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, NY 10036
(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

See Introduction

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herbert Kurz
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,349,706*
	8.	Shared Voting Power See Item 5
	9.	Sole Dispositive Power 2,349,706*
	10.	Shared Dispositive Power See Item 5
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,349,706*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[X]*
13.		Percent of Class Represented by Amount in Row (11) 7.9%*
14.		Type of Reporting Person (See Instructions) IN

*           Does not include 6,164,981 shares owned by the Kurz Family Foundation, Ltd.  See Item 5.

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edythe Kurz
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 112,977
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 112,977
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 112,977
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 0.4%
14.		Type of Reporting Person (See Instructions) IN

Introduction

This Schedule 13D is being filed by and on behalf of Herbert Kurz ("Mr. Kurz") and Edythe Kurz, the wife of Herbert Kurz, ("Mrs. Kurz" and, collectively with Mr. Kurz, the "Reporting Persons") with respect to the common stock (the "Common Stock"), par value $0.01 per share, of Presidential Life Corporation, a Delaware corporation (the "Issuer" or the “Company”).  Mr. Kurz founded the Company in 1965 and has been a shareholder of the Company since its foundation.  Prior to the date of this filing, none of the Reporting Persons has filed either a Schedule 13D or a Schedule 13G with respect to their holdings of the Common Stock.  On October 28, 2008, Mr. Kurz gifted 5,354,371 shares of the Common Stock to the Kurz Family Foundation, Ltd. (the "Foundation"), a Delaware non-profit corporation.

Item 1.   Security and Issuer

  The Schedule 13D relates to the Common Stock of the Issuer.  The address of the principal executive office of the Issuer is 69 Lydecker Street, Nyack, NY 10960.

Item 2.   Identity and Background

  Mr. Kurz's business address is 69 Lydecker Street, Nyack, New York 10960.  Mr. Kurz is the President of the Issuer and the Chairman of the Issuer's Board of Directors (the "Board").  Additionally, Mr. Kurz is the CEO and Chairman of the Board of Directors of the Issuer's wholly-owned operating subsidiary, the Presidential Life Insurance Company, a New York Insurance Company (the “Insurance Company”).  Mr. Kurz is a director of the Foundation, which directly owns 6,164,981 shares of Common Stock.  The Foundation’s two other current directors are Mr. Kurz's adult children, Ms. Ellen Kurz and Mr. Leonard Kurz.  Mr. Kurz is a citizen of the United States.

  Mrs. Kurz's residence address is 511 Gair Street, Piermont, NY 10968.  Mrs. Kurz is retired.  Mrs. Kurz is a citizen of the United States.

  None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Considerations

  Mr. Kurz is the founder of the Issuer and he acquired almost all of the shares of Common Stock that he beneficially owns either as founder’s shares or via purchases on the open market using personal funds (other than certain shares of Common Stock that he acquired in connection with his service to the Company pursuant to stock options or otherwise).  Mrs. Kurz used her personal funds in order to acquire some of the shares of  Common Stock directly owned by her; however, the majority of  the shares of Common Stock that she directly owns were gifted to her by Mr. Kurz over the years.

Item 4.   Purpose of Transaction

  Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

  Mr. Kurz has been a director of the Issuer since 1969 and is currently the Issuer's Chairman and President.  Mr. Kurz also serves on the finance committee of the Board and is CEO and Chairman of the Board of Directors of the Insurance Company.  On April 22, 2008, the Company publicly disclosed that effective May 12, 2009, Mr. Kurz would resign as President of the Issuer and CEO of the Insurance Company.  The Company further disclosed that after the date of his resignation, Mr. Kurz would continue as Chairman of the Board of Directors of both the Company and Insurance Company.

  Over the last several months, Mr. Kurz became dissatisfied with certain actions and decisions of the Board, including the succession plan contemplated by the Board, and considered the possibility of nominating directors for election at the Company's 2009 annual meeting of shareholders.  In connection therewith, Mr. Kurz had preliminary discussions with advisors, potential director nominees, certain shareholders and others regarding his concerns about the Company.  However, Mr. Kurz has determined not to propose nominees for election to the Board at the Company's 2009 annual meeting of stockholders.

  The Reporting Persons intend to review and evaluate their investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, actions taken by the Board, other investment opportunities available to the Reporting Persons, price levels of the shares of Common Stock, regulatory and tax matters relating to their investment and conditions in the securities and financing markets and the economy in general, the Reporting Persons may in the future dispose of some or all of the shares of Common Stock of the Company beneficially owned by them or take any other actions with respect to their investment in the Company permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

  As of the date hereof, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to beneficially own), directly or indirectly, an aggregate of 2,462,683 shares of Common Stock, representing approximately 8.4% of the shares of Common Stock outstanding on November 7, 2008.  (For the purposes of this Item 5, percentages are based on 29,574,315 shares of Common Stock outstanding as of such date, as set forth in the Company’s Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on November 11, 2008).  Mr. Kurz has sole voting and dispositive power over 2,349,706 shares of Common Stock (or 7.9%) and Mrs. Kurz has sole voting and dispositive power over 112,977 shares of Common Stock (or 0.4%).

  As of the date hereof, (i) Ms. Ellen Kurz, the adult daughter of Mr. Kurz and Mrs. Kurz, currently beneficially owns 514,771 shares of Common Stock (or 1.7%) and (ii) Mr. Leonard Kurz, the adult son of Mr. Kurz and Mrs. Kurz, currently beneficially owns 549,295 shares of Common Stock (or 1.9%).  Mr. Kurz does not have any voting or dispositive power with respect to the shares of Common Stock beneficially owned by his adult children and disclaims beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of such shares.

  On October 28, 2008, Mr. Kurz gifted 5,354,371 shares of Common Stock that he directly owned to the Foundation.  As a result, as of the date hereof, the Foundation currently beneficially owns (or is deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to beneficially own) 6,164,981 shares of Common Stock, representing 20.8% of the shares of Common Stock outstanding on November 7, 2008.  As a director of the Foundation, Mr. Kurz may be deemed to be the beneficial owner (solely for purposes of Rule 13d-3 under the Exchange Act) of the shares of Common Stock beneficially owned by the Foundation.  If the 6,164,981 shares of Common Stock beneficially owned by the Foundation are taken into account, Mr. Kurz would be deemed (solely for purposes of Rule 13d-3 under the Exchange Act) to beneficially own 8,514,687 shares of Common Stock, representing 28.8% of the shares of Common Stock outstanding on November 7, 2008.  Information concerning the shares of Common Stock beneficially owned by the Foundation is set forth in a Schedule 13D filed by the Foundation on February 17, 2009.

  Mrs. Kurz has not effected any transactions in the Common Stock since October 28, 2008.  The following table sets forth the transactions in the Common Stock since October 28, 2008 by Mr. Kurz:

Date	Type of Transaction	Number of Shares	Price Per Share
10/28/2008	Gift to Foundation	5,354,371.00	$8.48
11/19/2008	Open Market Purchase	2,000.00	$7.57
11/20/2008	Open Market Purchase	5,000.00	$6.04
11/20/2008	Open Market Purchase	5,000.00	$6.27
11/20/2008	Open Market Purchase	5,000.00	$6.00
11/21/2008	Open Market Purchase	5,000.00	$6.05

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

None.

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: February 17, 2009

/s/ Herbert Kurz
Herbert Kurz

/s/ Edythe Kurz
Edythe Kurz